Exhibit 99.1

Press Release

CAE closes $345 million public offering and concurrent $150 million private placement of common shares

Montreal, Canada, November 30, 2020 - (NYSE: CAE; TSX: CAE) - CAE Inc. (“CAE” or the “Corporation”) today completed its previously announced bought deal offering (the “Offering”) of common shares (the “Common Shares”), including the full exercise of the over-allotment option (the “Over-Allotment Option”), and private placement (the “Concurrent Private Placement”) of Common Shares for aggregate gross proceeds of approximately $495 million.

The syndicate of underwriters co-led by Scotiabank, RBC Capital Markets and TD Securities fully exercised the Over-Allotment Option to purchase an additional 1,509,000 Common Shares at the offering price of $29.85 per share. Including the exercise of the Over-Allotment Option, the Corporation sold an aggregate of 11,569,000 Common Shares for total gross proceeds of approximately $345 million.

In addition, the Corporation issued an aggregate 5,025,126 Common Shares, at a price of $29.85 per share, through the Concurrent Private Placement with a subsidiary of Caisse de dépôt et placement du Québec for aggregate gross proceeds of approximately $150 million.

Proceeds of the Offering and the Concurrent Private Placement will be used for general corporate purposes, including to fund future potential acquisition and growth opportunities, which includes the funding of the previously completed acquisition of Flight Simulation Company B.V. and the recently announced agreement to acquire TRU Simulation + Training Canada Inc. Pending such uses, CAE intends to invest the net proceeds from the Offering and Concurrent Private Placement, hold them as cash or cash equivalents, or repay indebtedness outstanding under its credit facilities, which may be withdrawn again as opportunities arise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CAE

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, highstakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries. www.cae.com

Caution concerning forward-looking statements

This press release includes forward-looking statements in respect of the use of proceeds from the Offering and the Private Placement and the Corporation’s activities, events and developments that the Corporation expects to or anticipates may occur in the future including, for example, statements about the Corporation’s vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. By their nature, forward looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties associated with the Corporation’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that the Corporation believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, the Corporation’s ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of the Corporation’s intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, the Corporation’s reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this press release. More information about the risks and uncertainties affecting CAE’s business can be found in the Management’s Discussion & Analysis for the year ended March 31, 2020 and the Management’s Discussion & Analysis for the quarter ended September 30, 2020. Any one or more of the factors described above and elsewhere in this press release, and in the documents referenced herein, may be exacerbated by the continuing COVID-19 pandemic and may have a more negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this press release, and in the documents referenced herein, are not necessarily the only ones the Corporation faces; additional risks and uncertainties that are presently unknown to the Corporation or that the Corporation may currently deem immaterial may adversely affect CAE’s business.

Except as required by law, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Material Assumptions

The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on the Corporation’s businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic, CAE’s available liquidity from cash and cash equivalents, undrawn amounts on CAE’s revolving credit facilities, the balance available under CAE’s receivable purchase program, CAE’s cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in the Management’s Discussion & Analysis for the year ended March 31, 2020 and the Management’s Discussion & Analysis for the quarter ended September 30, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release, and in the documents referenced herein, and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

CAE contacts:

General Media:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications

+1-514-340-5536, helene.v.gagnon@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Strategy and Investor Relations

+1-514-734-5760, andrew.arnovitz@cae.com